Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FIRST QUARTER 2020 RESULTS

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $81.3 million for the three months ended March 31, 2020, compared to $76.1 million for the three months ended March 31, 2019.

•

A net loss of $8.5 million (or a loss per share of $0.14) for the three months ended March 31, 2020, which includes COVID-19 related foreign exchange losses of $3.7 million and a $3.0 million loss on the 50/50 joint venture (the “Export Terminal Joint Venture”) relating to the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”) prior to the commencement of the take-or-pay contracts. This results in a loss relating to our vessels of $1.8 million (or a loss per share of $0.03) compared to a net loss of $3.3 million (or a loss per share of $0.06) for the three months ended March 31, 2019.

•	Adjusted EBITDA(1) was $26.0 million for the for the three months ended March 31, 2020, compared to $27.1 million for the three months ended March 31, 2019.

•	Fleet utilization improved to 89.0% for the three months ended March 31, 2020 compared to 84.8% for the three months ended March 31, 2019.

•	In April 2020 a further long-term throughput commitment was agreed for the Marine Export Terminal, increasing total offtake commitments to approximately 95% of nameplate capacity.

•

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage a pool of up to fourteen vessels (“Luna Pool”) commencing in the second quarter 2020. The Luna Pool will focus on the transportation of ethylene and ethane to meet the growing demands of our customers.

•	We have achieved a record of 489 days without a Lost-Time-Incident (LTI) across our in-house technical managed fleet of 17 vessels.

•

The conversion last year of Navigator Aurora to using ethane for propulsion has resulted in carbon emissions decreasing by approximately 25% for the first quarter, which is the equivalent of taking around 5,000 cars off the road.

The Company’s financial information for the quarter ended March 31, 2020 included in this press release is preliminary and is subject to change in connection with the completion of the Company’s quarter-end close procedures and further financial review. Actual results may differ from these estimates as a result of the completion of the Company’s quarter-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the quarter ended March 31, 2020 is finalized.

Recent Developments

Terminal

In April 2020, a further long-term throughput commitment was executed for the Marine Export Terminal, increasing total offtake commitments to approximately 95% of the one million ton annual nameplate capacity. The terminal is now fully functional and the throughput agreements are ramping up. The terminal is expected to operate at a level of approx. 600,000 tons per annum pro-rata until the cryogenic storage tank becomes operational later this year.

The Company did not make any contributions to the Export Terminal Joint Venture during the first quarter, However, since March 31, 2020 the Company has contributed $7.5 million to the Export Terminal Joint Venture by drawing down on the Company’s terminal credit facility. This is in addition to the $125.5 million contributed as of December 31, 2019 of our expected share of the approximate $150.0 million capital cost of the Marine Export Terminal.

Luna Pool

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool, focusing on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020, initially with the introduction of seven vessels. It is expected that all 14 will have joined the pool by the end of the second quarter. Currently nine of the 12 vessels in the pool are transporting ethylene, two carrying ethane and one carrying propylene.

Trends

2020 began well in January this year, with healthy utilization of our vessels at 97% and Clarksons’ 12 month timecharter assessment reaching a high of $695,000 per calendar month. This upward trajectory was disrupted by the COVID-19 Pandemic and the subsequent lock-downs, first starting in Asia which were swiftly followed by the rest of the world. As a consequence, our February and March utilization levels fell to 84% and 85% respectively as a result of reduced economic activity. However, LPG demand remained relatively resilient to COVID-19 as it fulfills a fundamental energy need for heating and cooking among the world’s population. Most of the LPG transported in handysize vessels cater for this domestic demand and we expect the traditional intra-continent handysize LPG trades to remain largely unaffected. The larger gas carrier segment is more sensitive to changes in global LPG price arbitrage as well as to the replacement of LPG as a preferred feedstock in the petrochemical sector compared to the handysize segment. The U.S. became the largest exporter of LPG in 2019 and the volume is dependent on both local demand and global pricing which affects the monthly output from the country and more importantly the availability of tons to be shipped. This in turn impacts the rate levels for Very Large Gas Carriers. Handysize vessels distribute a small fraction of the U.S. LPG volume as the vast majority is transported long distance across the Pacific Ocean by larger vessels. By contrast, Handysize vessels are predominately employed in other LPG exporting and consuming areas which are more sheltered from global price arbitrage movements. Whereas the larger gas carrier segments have high price volatility, the handysize quoted timecharter index fell by only 5% to $665,000 per calendar month at the end of the first quarter.

April continued in the same vein as March in terms of utilization of our vessels. However China and many other countries are gradually beginning to ease out of lock-down and re-start manufacturing sites. Ethylene from the Marine Export Terminal re-commenced during May with the cargoes moving world-wide. U.S. produced propylene was exported for the first time in more than a decade on handysize vessels bound for Far Eastern destinations. European producers continued exporting butadiene to East of Suez importers. These deep-sea petrochemical trades provide robust ton-mile demand to the segment. Therefore, combining both LPG and petrochemical trends during the period, we see May utilization of our vessels regaining some lost ground and is on track to reach the approximately 90% level. 2020 has been and continues to be disrupted by COVID-19. Uncertainty remains as to the impact of COVID-19. As more and more countries ease themselves out of lock-downs and re-start their economies it is expected that demand for long haul petrochemical cargoes and regional LPG distribution will increase.

COVID-19

The impact of COVID-19 continues to affect global economic conditions that effect our business, financial condition and the results of our operations. The ultimate severity of COVID-19 is uncertain and its future effects depend on the spread of the outbreak, the reactions of various national governments and the duration of the impacts of the virus. Therefore an estimate of the likely impact cannot be made at this time.

The Company and its two third-party technical managers continue to have challenges with crew changes, consistent with most shipowners, although a small number of crew changes have recently taken place, as a result of some countries being more accessible than others. The Company continues to assess when it is safe and feasible to undertake crew changes.

Drydocking vessels and arranging surveyors to carry out Ship Inspection Report Programme (SIRE) and Chemical Distribution Institute (CDI) inspections also remains more complex, with flag state, classification societies, as well as our charterers currently taking a pragmatic approach when it comes to providing extensions or requiring vetting approvals for our vessels.

The Company has no debt facilities maturing during 2020 and has only one debt instrument maturing in 2021, a $100.0 million bond with Nordic Trustee AS as bond trustee, that matures in February 2021. The Company continues to assess the capital markets and is considering options for deferring its maturity or refinancing the bond using alternative capital raising.

Results of Operations for the Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2020

The following table compares our operating results for the three months ended March 31, 2019 and 2020:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenue	$76,103	$81,257	6.8%
Operating expenses:
Brokerage Commissions	1,309	1,255	(4.1%)
Voyage expenses	13,357	17,544	31.3%
Vessel operating expenses	29,474	27,406	(7.0%)
Depreciation and amortization	18,947	19,210	1.4%
General and administrative costs	4,803	6,031	25.6%

Total operating expenses	67,890	71,446	5.2%

Operating income	8,213	9,811	19.5%
Foreign currency exchange (loss) / gain on senior secured bonds	(184)	11,417	n/a
Unrealized gain / (loss) on non-designated derivative instruments	783	(13,961)	n/a
Interest expense	(12,153)	(12,372)	1.8%
Interest income	215	219	1.9%

Loss before income taxes and share of result of equity accounted joint venture	(3,126)	(4,886)	56.3%
Income taxes	(93)	(168)	80.6%
Share of result of equity accounted joint venture	(38)	(3,041)	—

Net loss	(3,257)	(8,095)	148.5%
Net income attributable to non-controlling interest	—	(422)	—

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(3,257)	$(8,517)	161.5%

Operating Revenue. Operating revenue net of address commission, increased by $5.2 million or 6.8% to $81.3 million for three months ended March 31, 2020, from $76.1 million for the three months ended March 31, 2019. This increase was primarily due to:

•

an increase in operating revenue of approximately $3.0 million attributable to an increase in fleet utilization which rose from 84.8% for the three months ended March 31, 2019 to 89.0% for the three months ended March 31, 2020;

•

an increase in operating revenue of approximately $0.6 million attributable to an increase in vessel available days of 34 days or 1.0% for the three months ended March 31, 2020 primarily due to an increase in the number of ownership days for the leap year;

•

an increase in operating revenue of approximately $4.2 million primarily attributable to an increase in pass through voyage costs, as the number and duration of voyage charters during the three months ended March 31, 2020 increased, compared to the three months ended March 31, 2019; and

•

a decrease in operating revenue of approximately $2.6 million attributable to an decrease in average monthly time charter equivalent rates, which decreased to an average of approximately $634,350 per vessel per calendar month ($20,855 per day) for the three months ended March 31, 2020, compared to an average of approximately $662,526 per vessel per calendar month ($21,782 per day) for the three months ended March 31, 2019.

The following table presents selected operating data for the three months ended March 31, 2019 and 2020, which we believe is useful in understanding the basis for movements in operating revenue:

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,420	3,458
Available days	3,398	3,432
Operating days	2,881	3,055
Fleet utilization	84.8%	89.0%
Average daily time charter equivalent rate (*)	$21,782	$20,855

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”), rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended March 31, 2019	Three Months Ended March 31, 2020
Fleet Data:
Operating revenue	$76,103	81,257
Voyage expenses	13,357	17,544

Operating revenue less Voyage expenses	62,746	63,713

Operating days	2,881	3,055
Average daily time charter equivalent rate	$21,782	$20,855

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.0% of revenue, decreased by 4.1% to $1.3 million for the three months ended March 31, 2020, from $1.3 million for the three months ended March 31, 2019 despite an increase in operating revenue on which brokerage commissions are based. The decrease was primarily due to a reduction in the brokerage commissions percentage charged on some of our time charters.

Voyage Expenses. Voyage expenses increased by 31.3% to $17.5 million for three months ended March 31, 2020, from $13.4 million for the three months ended March 31, 2019. This was primarily due to an increase in the number and duration of voyage charters undertaken during the three months ended March 31, 2020, compared to the three months ended March 31, 2019, with these increased voyage costs being pass through costs, corresponding to an increase in operating revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses decreased by 7.0% to $27.4 million for the year three months ended March 31, 2020, from $29.5 million for the three months ended March 31, 2019. Average daily vessel operating expenses decreased by $693 per vessel per day, or 8.0%, to $7,925 per vessel per day for the three months ended March 31, 2020, compared to $8,618 per vessel per day for the three months ended March 31, 2019. This was primarily due to unexpected costs incurred for repairs and maintenance for the three months ended March 31, 2019, which have not reoccurred for the three months ended March 31, 2020.

Depreciation and Amortization. Depreciation and amortization expense increased by 1.4% to $19.2 million for the three months ended March 31, 2020, from $18.9 million for the three months ended March 31, 2019. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.1 million and $1.9 million for the three months ended March 31, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $1.2 million or 25.6% to $6.0 million for the three months ended March 31, 2020, from $4.8 million for the three months ended March 31, 2019. The increase in general and administrative costs was primarily due to a revaluation of an Indonesian Rupiah bank account as at March 31, 2020, following a significant weakening of the Indonesian Rupiah against the U.S. dollar in March 2020 as a result of COVID-19, before regaining most of the lost value since the quarter end.

Non-operating Results

Foreign currency exchange gain on senior secured bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollars at the prevailing exchange rate as of March 31, 2020. The foreign currency exchange gain of $11.4 million for the three months ended March 31, 2020 was as a result of the Norwegian Kroner continuing to weaken against the U.S. dollar, being NOK10.5 to USD 1.0 as of March 31, 2020 compared to NOK8.8 to USD 1.0 as of December 31, 2019.

Unrealized loss on non-designated derivative instruments. The unrealized loss on non-designated derivative instruments of $14.0 million relates to the fair value movement in our cross-currency interest rate swap for the three months ended March 31, 2020 and is primarily due to the weakening of the Norwegian Kroner against the U.S. dollar. The unrealized gain on this swap for the three months ended March 31, 2019 was $0.8 million.

Interest Expense. Interest expense increased by $0.2 million, or 1.8%, to $12.4 million for the three months ended March 31, 2020, from $12.2 million for the three months ended March 31, 2019. This is primarily as a result of interest on the Marine Export Terminal that is no longer being capitalized, following the commencement of operations in December 2019, partially offset by a reduction in U.S. LIBOR on all of our floating rate debt facilities.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended March 31, 2020, we accrued taxes of $168,000 compared to accrued taxes of $93,000 for the three months ended March 31, 2019.

Share of result of equity accounted joint venture. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $3.0 million for the three months ended March 31, 2020, primarily as a result of initial low volumes passing through the Marine Export Terminal following its commencement of operations in December 2019.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months ended March 31, 2019 and 2020:

	(in thousands)
	Three months ended March 31,
	2019	2020
Net loss	$(3,257)	$(8,095)
Net interest expense	11,938	12,153
Income taxes	93	168
Depreciation and amortization	18,947	19,210

EBITDA(1)	$27,721	$23,436
Foreign currency exchange gain on senior secured bonds	184	(11,417)
Unrealized loss on non-designated derivative instruments	(783)	13,961

Adjusted EBITDA(1)	$27,122	$25,980

1

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net loss, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Our Fleet

The following table sets forth our vessels as of May 28, 2020:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion	2000	22,085	Spot market	Ethylene	—
Navigator Neptune	2000	22,085	Time charter	Ethane	October 2020
Navigator Pluto	2000	22,085	Time charter	LPG	July 2020
Navigator Saturn	2000	22,085	Spot market	Ethylene	—
Navigator Venus	2000	22,085	Time charter	Ethane	November 2020
Navigator Atlas	2014	21,000	Contract of affreightment	Ethylene	July 2020
Navigator Europa	2014	21,000	Contract of affreightment	Ethylene	August 2020
Navigator Oberon	2014	21,000	Spot market	Ethylene	—
Navigator Triton	2015	21,000	Spot market	Ethylene	—
Navigator Umbrio	2015	21,000	Spot market	Propylene	—
Navigator Aurora	2016	37,300	Time charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Spot market	—	—
Navigator Nova	2017	37,300	Time charter	Ethane	June 2020
Navigator Prominence	2017	37,300	Time charter	Ethane	October 2020
Semi-refrigerated
Navigator Magellan	1998	20,700	Drydock	—	—
Navigator Aries	2008	20,750	Time charter	LPG	July 2020
Navigator Capricorn	2008	20,750	Time charter	LPG	June 2020
Navigator Gemini	2009	20,750	Spot market	Butadiene	—
Navigator Pegasus	2009	22,200	Spot market	Propylene	—
Navigator Phoenix	2009	22,200	Spot market	Propylene	—
Navigator Scorpio	2009	20,750	Time charter	LPG	June 2020
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Spot market	Butadiene	—
Navigator Ceres	2015	21,000	Spot market	Butadiene	—
Navigator Ceto	2016	21,000	Spot market	Butadiene	—
Navigator Copernico	2016	21,000	Spot market	Butadiene	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	June 2021
Navigator Grace	2010	22,500	Time charter	LPG	June 2020
Navigator Galaxy	2011	22,500	Spot market	—	—
Navigator Genesis	2011	22,500	Time charter	LPG	June 2020
Navigator Global	2011	22,500	Time charter	LPG	November 2020
Navigator Gusto	2011	22,500	Time charter	LPG	December 2020
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

Conference Call Details:

Tomorrow, Friday, May 29 , 2020, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until June [ 5 ], 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department —investorrelations@navigatorgas.com

New York:        650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893

London:            10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet. The Company also owns a 50% share, through a joint venture in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA.

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2019	March 31, 2020
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$64,820	$51,027
Restricted cash	1,310	15,200
Accounts receivable, net	23,462	24,366
Accrued income	6,280	3,020
Prepaid expenses and other current assets	17,670	19,514
Bunkers and lubricant oils	9,645	10,705
Insurance receivable	2,939	3,228

Total current assets	126,126	127,060
Non-current assets
Vessels in operation, net	1,609,527	1,592,100
Property, plant and equipment, net	1,159	991
Investment in equity accounted joint venture	130,660	127,619
Right-of-use asset for operating leases	6,781	6,517

Total non-current assets	1,748,127	1,727,227

Total assets	$1,874,253	$1,854,287

Liabilities and stockholders’ equity Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$64,775
Senior unsecured bond, net of deferred financing costs	—	98,953
Current portion of operating lease liabilities	1,178	1,145
Accounts payable	10,472	12,276
Accrued expenses and other liabilities	14,124	16,531
Accrued interest	4,424	2,367
Deferred income	14,154	15,170
Amounts due to related parties	451	446

Total current liabilities	109,506	211,663

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	562,443
Senior secured bond, net of deferred financing costs	67,503	56,142
Senior unsecured bond, net of deferred financing costs	98,513	—
Derivative liabilities	5,769	19,730
Operating lease liabilities, net of current portion	6,329	5,683
Amounts due to related parties	68,055	66,698

Total non-current liabilities	824,845	710,696

Total liabilities	934,351	922,359
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,907,438 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	592,361
Accumulated other comprehensive loss	(331)	(411)
Retained earnings	347,566	338,898

Total Navigator Holdings Ltd. stockholders’ equity	939,803	931,407
Non-controlling interest	99	521

Total equity	939,902	931,928

Total liabilities and stockholders’ equity	$1,874,253	$1,854,287

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended March 31, (in thousands except share data)
	2019	2020
Revenues
Operating revenue	$76,103	$81,257

Expenses
Brokerage commissions	1,309	1,255
Voyage expenses	13,357	17,544
Vessel operating expenses	29,474	27,406
Depreciation and amortization	18,947	19,210
General and administrative costs	4,803	6,031

Total operating expenses	67,890	71,446

Operating income	8,213	9,811
Other income/(expense)
Foreign currency exchange (loss) / gain on senior secured bonds	(184)	11,417
Unrealized gain / (loss) on non-designated derivative instruments	783	(13,961)
Interest expense	(12,153)	(12,372)
Interest income	215	219

Loss before income taxes and share of result of equity accounted joint venture	(3,126)	(4,886)
Income taxes	(93)	(168)
Share of result of equity accounted joint venture	(38)	(3,041)

Net loss	(3,257)	(8,095)
Net income attributable to non-controlling interest	—	(422)

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(3,257)	(8,517)

Earnings/loss per share:
Basic and diluted:	$(0.06)	$(0.14)

Weighted average number of shares outstanding:
Basic and diluted:	55,680,889	55,838,186

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

(in thousands, except share data)

For the three months ended March 31, 2019:

	(In thousands, except share data)
	Common stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$955,110
Adjustment to equity for the adoption of the new leasing standard	—	—	—	—	(136)	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	1
Net income	—	—	—	—	(3,257)	(3,257)
Foreign currency translation	—	—	—	(48)	—	(48)
Share-based compensation plan	—	—	345	—	—	345

March 31, 2019	55,832,069	$558	$590,853	$(411)	$361,015	$952,015

For the three months ended March 31, 2020:

	Common stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-controlling interest	Total
December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of the new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 19, 2020	80,794	1	—	—	—	—	1
Net income	—	—	—	—	(8,517)	422	(8,095)
Foreign currency translation	—	—	—	(80)	—	—	(80)
Share-based compensation plan	—	—	351	—	—	—	351

March 31, 2020	55,907,438	$559	$592,361	$(411)	$338,898	$521	$931,928

Navigator Holdings Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31, 2019 (in thousands)	Three months ended March 31, 2020 (in thousands)
Cash flows from operating activities
Net loss	$(3,257)	$(8,095)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized (gain) / loss on non-designated derivative instruments	(783)	13,961
Depreciation and amortization	18,947	19,210
Payment of drydocking costs	(1,675)	(1,380)
Amortization of share-based compensation	346	352
Amortization of deferred financing costs	604	1,073
Share of result of equity accounted affiliates	38	3,041
Insurance claim debtor		(407)
Unrealized foreign exchange loss / (gain) on senior secured bonds	184	(11,417)
Other unrealized foreign exchange gain/(loss)	34	(432)
Changes in operating assets and liabilities
Accounts receivable	(6,585)	(904)
Bunkers and lubricant oils	(2,706)	(1,060)
Prepaid expenses and other current assets	(1,738)	1,416
Accounts payable, accrued interest and accrued expenses and other liabilities	(626)	3,589

Net cash provided by operating activities	2,783	18,947

Cash flows from investing activities
Payment to acquire vessels	(233)	(294)
Investment in equity accounted joint venture	(32,385)	—
Purchase of other property, plant and equipment	(68)	(15)
Insurance recoveries	—	118

Net cash used in investing activities	(32,686)	(191)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	107,000	—
Issuance cost of refinancing of vessel	—	(19)
Direct financing cost of secured term loan and revolving credit facilities	(1,442)	—
Direct financing cost of terminal credit facility	—	(7)
Repayment of secured term loan facilities and revolving credit facilities	(93,275)	(16,633)
Repayment of refinancing of vessel to related parties	—	(2,000)

Net cash provided by/(used in) financing activities	12,283	(18,659)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(17,620)	97
Cash, cash equivalents and restricted cash at beginning of period	71,515	66,130

Cash, cash equivalents and restricted cash at end of period	$53,895	$66,227

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “foresee,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include, but are not limited to:

•

the completion of the Company’s quarter-end close procedures and further financial review with respect to the Company’s financial statements for the quarter ended March 31, 2020, and other developments that may arise between now and the disclosure of the Company’s final results for such quarter;

•	global epidemics or other health crises such as the recent outbreak of coronavirus COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge.

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our expectations regarding the completion of construction and financing of the Marine Export Terminal and the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture with Enterprise Products Partners L.P.; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.